____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2018

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Kazakhstan’s Air Astana Receives Its First E190-E2 jet

Astana, Kazakhstan, December 14, 2018 – Air Astana, the flag carrier of Kazakhstan, presented its first E190-E2 jet in a ceremony held today in Astana. The airline will receive four additional E190-E2s next year, with the last of the five aircraft, leased by AerCap, being delivered in the final quarter of 2019. The Kazakhstan airline will start flying the new aircraft on domestic and Commonwealth of Independent States (CIS) routes later this month.

“All of us at Air Astana are pleased to receive our first E190-E2, and we look forward to a smooth entry into service and a simple transition for our pilots. We know Embraer's E-Jets well, and have high expectations for their new generation aircraft in terms of economics, environmental impact, and levels of comfort and convenience for our customers,” said Peter Foster, President of Air Astana.

Air Astana’s first E190-E2 features a “snow leopard” livery, designed and hand painted by Embraer in the ‘Profit Hunter’ style. Air Astana’s snow leopard joins the now famous Eagle, Tiger, and Shark E2s with the distinctive ‘Profit Hunter’ nose art. For Air Astana however, the paint scheme is designed to draw global attention to the threat of extinction faced by the wild cat. The snow leopard is an official symbol of Kazakhstan and is native to the country’s southern mountain ranges.

Foster continued. “Our passengers, staff, and in fact the whole of Kazakhstan will appreciate the amazing depiction of the snow leopard on our new jet. The snow leopard embodies the resilience and ambition of our nation, and we all strive to save these magnificent creatures from extinction and for posterity”.

“We are honored to deliver our most advanced commercial aircraft to our good friends at Air Astana”, said John Slattery, President & CEO, Embraer Commercial Aviation. “For a manufacturer, there is no better reward than to see a customer’s business continuously growing with our products. Air Astana’s decision to embrace the E2 program is a further measure of trust in Embraer and in the E-Jets family of commercial aircraft.”

The delivery marks the beginning of Air Astana's fleet renewal. Currently the airline operates fleet of E190s aircraft, the first of which was delivered in 2011.

The E190-E2 is the first of three new aircraft types that will make up the Embraer E2 family of aircraft developed to succeed the first-generation E-Jets. Compared to the first-generation E190, the E190-E2 burns 17.3% less fuel and nearly 10% less than its direct competitor. This makes it the most efficient single-aisle aircraft on the market. The E190-E2 brings more flexibility with maximum range of up to 3,293 miles (5,300 km), about 621 miles (1,000 km) more than the first-generation E190.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

The E190-E2 also generates significant savings for airlines in terms of maintenance costs, with a reduction of up to 25%. It has the longest maintenance intervals with 10,000 flight hours for basic checks and no calendar limit in typical E-Jets utilization. This means an additional 15 days of aircraft utilization over a period of ten years.

Pilots of the first-generation E-Jets require only two-and-a-half days of training without the need for a full flight simulator in order to fly the E2, which decreases the training burden and saves both time and money for the airlines. The E2 cockpit features advanced Honeywell Primus Epic 2 integrated avionics. Combined with the closed-loop fly-by-wire controls, the systems work together to improve aircraft performance, decrease pilot workload and enhance flight safety.

From the passenger’s perspective, the E2 cabin features a comfortable two-by-two layout. The absence of a middle seat enables passengers to have an enjoyable flight experience with more legroom and additional luggage storage space.

Embraer is the world’s leading manufacturer of commercial jets with up to 150 seats. The Company has 100 customers from all over the world operating the ERJ and E-Jet families of aircraft. For the E-Jets program alone, Embraer has logged almost 1,800 orders and 1,400 deliveries, redefining the traditional concept of a regional aircraft. Today, E-Jets are flying in fleets of 70 customers in 50 countries.

Follow us on Twitter: @Embraer

About Air Astana

Air Astana, a flag carrier of Kazakhstan, operates flights to over 60 domestic and international routes from hubs in Astana and Almaty. The company was incorporated in late 2001 and commenced operations on 15 May 2002. The airline flies an all-western fleet of 34 leased and owned aircraft and is a member of IATA.

Air Astana became the first carrier from the Commonwealth of Independent States and Eastern Europe to be awarded a prestigious 4-Star rating by Skytrax at its World Airline Awards 2012 and was also named ‘The Best Airline in Central Asia and India’ that year. Both achievements were repeated in 2013, 2014, 2015, 2016, 2017 and 2018. The company also received a 5-Star rating in major regional airlines category at the APEX awards 2018 and was named Winner in TripAdvisor 2018 Travellers' Choice Awards.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Air Astana is a joint venture between Kazakhstan’s national wealth fund Samruk-Kazyna (51%) and BAE Systems PLC (49%). For more information, visit www.airastana.com.

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2018

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer